

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 2, 2009

Richard C. Coggins
Chief Financial Officer
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615

> **Re:** **Span-America Medical Systems, Inc.**
> **Form 10-K for the fiscal year ended September 27, 2008**
> **File No. 0-11392**

Dear Mr. Coggins:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief